

SEMI-ANNUAL REPORT (unaudited)

March 31, 2008

Madison Mosaic

Government Money Market

money market

Madison MOSAIC® FUNDS

www.mosaicfunds.com

Contents

Letter to Shareholders



Christopher Nisbet

The six-month period ended March 31, 2008 saw the seven-day yield of Government Money Market drop steadily as the Federal Reserve Board made a series of dramatic Fed Funds target rate cuts just prior and through the period. The 7-day yield for the Fund began the period at 4.49% and ended the period at 2.27%.

Money market rates and the Federal Funds rate are closely linked, with the Fed rate posture reflected in the yield of money market funds. In September, just prior to the beginning of our six-month period, the Federal Reserve Board cut rates from 5.25% to 4.50% in two steps. By the end of the period, the Federal Reserve Target Rate had been cut even more dramatically, ending the period at 2.25%.

Economic Overview

The beginning of this reporting period in October of 2007 turned out to be an investing environment quite different than the climate earlier in 2007. The first half of the year was driven by a seemingly endless supply of liquidity, driving mergers and acquisitions and a healthy stock market. During the late summer months, concerns surrounding the housing and mortgage markets began to ramp up, signaling the flow of liquidity might subside. By the beginning of the six-month reporting period, we saw increasing stress on the banking system, weakening earnings growth and speculation of a possible recession in 2008.

As we entered 2008, the headlines of America's financial press were filled with words such as implosion, meltdown, and collapse to describe the events unfolding in the financial markets. Yet, despite the volatility and startling headlines, it was a rewarding period for defensive and high-quality segments of the fixed income market. Falling yields and solid performance in high-quality market sectors allowed short and intermediate government bonds to lead the way. During this period investors in higher risk, higher-yield securities such as junk bonds, auction rate securities or mortgage-backed securities based on subprime loans experienced the unpleasant risk often associated with stretching for yield.

In addition to the rate cuts mentioned above, the Fed stepped outside the traditional box by implementing new and, in many cases, unprecedented programs targeting support at a broad swath of the financial sector. These creative solutions showed mixed signs of bearing fruit as our reporting ended in March, as risk premiums grudgingly shrank and the stock market began to show signs of life.

One of the most striking aspects of the past period in terms of money-market investors was the difficulties experienced by a number of money-market and short-term bond funds. In an attempt to add yield, a number of such funds were exposed to securities backed by subprime loans, and experienced significant losses. One of the benefits of investing in a government fund, such as Madison Mosaic Government Money Market, is the avoidance of these sorts of credit problems. Your Fund invests solely in government and government agency bonds.

Outlook

The economy remains an increasing source of concern, and the most common question is: Are we in a recession? There is little doubt that consumers are battling numerous headwinds, including high energy prices, tight credit availability, and slumping asset values (homes and stocks). The labor market is also beginning to show signs of strain, leading us to conclude that a further increase in the unemployment rate lies ahead. It is likely the consumer will continue to struggle over the near-term.

Letter to Shareholders (concluded)

But non-financial corporations remain in solid shape. America's companies did not, by and large, go on a debt binge during this economic cycle, leaving private sector balance sheets highly liquid and lightly leveraged by historical standards. Earnings continue to grow for these companies, thanks in large part to the weak dollar and vibrant export markets. In the end, it is not so much about whether we trip the definition of a recession, or just come close. In this case the duration of the downturn seems much more to the point.

While economic woes remain front and center, inflation is also a major source of concern. Consumer prices rose in excess of 4% over the last year. This is not consistent with 10-year Treasury yields at 3.50%. In fact, only 3 times in the last 30 years have 10-year Treasury yields been lower than CPI inflation. The Fed must balance economic growth concerns with the realities of inflation. Should inflation persist and the economy recover, it seems likely that we will see a return to higher rates.

 Looking ahead, we expect the economy to show renewed vigor in the second half of the year, as exports remain a source of strength and the



Repurchase Agreement and Other 0.5%

U.S. Government Agency Obligations 99.5%

housing market finds a bottom. Investors in Government Money Market have once again witnessed a turbulent six months from a position of substantial safety, highlighting the potential benefits of a conservative money market investment.

Sincerely,

Christopher W. Nisbet, CFA
Senior Portfolio Manager

Statement of Net Assets (unaudited)

	PRINCIPAL AMOUNT	VALUE
US GOVERNMENT AGENCY OBLIGATIONS:		
99.5% of net assets		
Federal Farm Credit Bank, 2.65%, 5/20/08	$1,000,000	$ 996,387
Federal Home Loan Bank, 2.43%, 4/9/08	1,000,000	999,459
Federal Home Loan Bank, 2.13%, 4/23/08	500,000	499,349
Federal Home Loan Bank, 2.13%, 4/25/08	1,000,000	998,577
Federal Home Loan Bank, 2.65%, 5/7/08	750,000	748,009
Federal Home Loan Bank, 2.65%, 5/9/08	1,500,000	1,495,784
Federal Home Loan Bank, 2.7%, 5/14/08	750,000	747,577
Federal Home Loan Bank, 2.7%, 5/16/08	1,000,000	996,619
Federal Home Loan Bank, 2.91%, 6/4/08	1,750,000	1,742,278
Federal Home Loan Bank, 2.24%, 6/11/08	1,000,000	995,579
Federal Home Loan Bank, 1.71%, 6/13/09	800,000	797,217
Freddie Mac, 2.67%, 4/4/08	750,000	749,832
Freddie Mac, 4.01%, 4/7/08	1,000,000	999,329
Freddie Mac, 4.20%, 4/11/08	750,000	749,118
Freddie Mac, 2.68%, 5/5/08	1,250,000	1,246,829
Freddie Mac, 2.71%, 5/12/08	500,000	498,450
Freddie Mac, 3.46%, 5/28/08	1,000,000	994,501
Freddie Mac, 3.8%, 6/2/08	1,000,000	993,427
Freddie Mac, 2.2%, 6/9/08	1,000,000	995,781
Freddie Mac, 2.77%, 6/16/08	1,000,000	994,134
Freddie Mac, 2.59%, 6/27/08	1,000,000	993,733

	PRINCIPAL AMOUNT	VALUE
Freddie Mac, 2.07%, 6/30/08	$ 750,000	$ 746,119
Freddie Mac, 2.56%, 7/1/08	1,000,000	993,521
Freddie Mac, 2.31%, 7/14/08	1,000,000	993,295
Freddie Mac, 2.52%, 7/28/08	750,000	743,791
Fannie Mae, 4.20%, 4/4/08	1,000,000	999,648
Fannie Mae, 3.61%, 4/16/08	1,000,000	998,490
Fannie Mae, 2.65%, 4/21/08	750,000	748,892
Fannie Mae, 2.68%, 5/7/08	750,000	747,982
Fannie Mae, 2.1%, 5/13/08	750,000	748,162
Fannie Mae, 2.71%, 5/21/08	1,000,000	996,218
Fannie Mae, 2.68%, 5/28/08	1,000,000	995,751
Fannie Mae, 3.45%, 6/6/08	1,000,000	993,652
Fannie Mae, 2.9%, 6/12/08	1,000,000	994,184
Fannie Mae, 2.77%, 6/20/08	1,000,000	993,829
Fannie Mae, 2.02%, 8/1/08	1,000,000	993,150

TOTAL U.S. GOVERNMENT AGENCY OBLIGATIONS
(Cost $33,918,653) — $33,918,653

REPURCHASE AGREEMENT:
0.7% of net assets
With U.S. Bank National Association issued 3/31/08 at 1.5%, due 4/1/08, collateralized by $238,685 in United States Treasury Notes due 9/1/18. Proceeds at maturity are $234,010
(Cost $234,000) — 234,000

TOTAL INVESTMENTS:
(Cost $34,152,653+) — $34,152,653

LIABILITIES LESS CASH AND RECEIVABLES:
(0.2)% of net assets — (84,675)

NET ASSETS: 100% — $34,067,978

CAPITAL SHARES OUTSTANDING — 34,066,506

NET ASSET VALUE PER SHARE — $1.00

+ Aggregate cost for federal income tax purposes as of March 31, 2008

The Notes to Financial Statements are an integral part of these statements.

Statement of Operations (unaudited)

For the six-months ended March 31, 2008

INVESTMENT INCOME (Note 1)	
Interest income	$749,279
EXPENSES (Notes 3, 4 and 6)	
Investment advisory fees	87,880
Service agreement fees	61,515
Independent trustee, auditor and line of credit fees	5,526
Expenses waived	(43,940)
Total expenses	110,981
NET INVESTMENT INCOME	$638,298
NET REALIZED GAIN ON INVESTMENTS	3,084
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$641,382

MADISON MOSAIC GOVERNMENT MONEY MARKET

Statements of Changes in Net Assets

	(unaudited) Six-Months Ended March 31, 2008	Year Ended September 30, 2007
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS		
Net investment income	$ 638,298	$ 1,669,102
Net realized gain on investments	3,084	74
Total increase in net assets resulting from operations	641,382	1,669,176
DISTRIBUTION TO SHAREHOLDERS		
From net investment income	(638,298)	(1,669,102)
CAPITAL SHARE TRANSACTIONS (Note 5)	(1,794,633)	(986,190)
TOTAL DECREASE IN NET ASSETS	(1,791,549)	(986,116)
NET ASSETS		
Beginning of period	$35,859,527	$36,845,643
End of period	$34,067,978	$35,859,527

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

	(unaudited) Six-Months Ended March 31, 2008	Year Ended September 30, 2007	2006	2005	2004
Net asset value, beginning of period	$1.00	$1.00	$1.00	$1.00	$1.00
Net investment income	0.02	0.05	0.04	0.02	0.01
Less distributions from net investment income	(0.02)	(0.05)	(0.04)	(0.02)	(0.01)
Net asset value, end of period	$1.00	$1.00	$1.00	$1.00	$1.00
Total return (%)	1.83	4.70	4.05	2.08	0.52
Ratios and supplemental data					
Net assets, end of period (thousands)	$34,068	$35,860	$36,846	$41,884	$37,687
Ratio of expenses to average net assets before fee waiver (%)	0.88[1]	0.88	0.88	0.88	0.88
Ratio of expenses to average net assets after fee waiver (%)	0.63[1]	0.63	0.63	0.63	0.63
Ratio of net investment income to average net assets before fee waiver (%)	3.38[1]	4.35	3.69	1.84	0.27
Ratio of net investment income to average net assets after fee waiver (%)	3.63[1]	4.60	3.94	2.09	0.52

[1]Annualized.

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies. Madison Mosaic Government Money Market (the "Fund") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Fund invests solely in securities issued by the U.S. Government or any of its agencies or instrumentalities or in repurchase agreements backed by such securities. Because the Fund is 100% no-load, its shares are offered and redeemed at the net asset value per share.

Securities Valuation: Securities are valued at amortized cost, which approximates fair market value. Portfolio securities are valued at acquisition cost as adjusted for amortization of premium or accretion of discount.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income: Net investment income, determined as gross investment income less total expenses, is declared as a dividend each business day. Dividends are distributed to shareholders or reinvested in additional shares as of the close of business at the end of each month. Distributions paid during the years ended September 30, 2007 and 2006 were $1,669,102 and $1,575,622, respectively. All distributions were paid from ordinary income and were identical for book purposes and tax purposes. As of March 31, 2008, the Fund had $1,556 of accumulated net realized gains as the only component of distributable earnings on a tax basis.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Fund to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes. As of September 30, 2007, capital loss carryovers available to offset future capital gains for federal income tax purposes was $1,528 expiring September 30, 2014.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment in Repurchase Agreements. When the Fund purchases securities under agreements to resell, the securities are held in safekeeping by the Fund's custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Fund's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or Federal agency obligations. The Fund has approximately a 1.5% interest in the consolidated repurchase agreement of $16,133,000 collateralized by $16,455,982 in United States Treasury Notes. Proceeds at maturity are $16,133,672.

Notes to Financial Statements (continued)

3. Investment Advisory Fee and Other Transactions with Affiliates. The Investment Advisor to the Fund, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.5% per annum of the average net assets of the Fund. The fee is accrued daily and paid monthly. Since December 9, 2002, the Advisor has been irrevocably waiving 0.25% of this fee for the Fund. For the six-months ended March 31, 2008, the waived amount was $43,940. This waiver may end at any time.

The Advisor will reimburse the Fund for the amount of any expenses of the Fund (less certain expenses) that exceed 1.5% per annum of the average net assets of the Fund up to $40 million and 1% per annum of such amount in excess of $40 million. No amounts were reimbursed to the Fund by the Advisor for the six-months ended March 31, 2008.

4. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for the Fund to have all other necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Fund's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost and any costs associated with the Line of Credit described in Note 6. For the six-months ended March 31, 2008, this services fee was 0.35%. The Fund paid $5,516 directly for Independent Service Providers fees for the year ended. The Fund uses US Bancorp Fund Services, LLC as its transfer agent and US Bank as its custodian. The transfer agent and custodian fees are paid by the Advisor and allocated to the Fund pursuant to a services agreement and are included in other expenses.

5. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares (in dollars) were as follows:

	(unaudited) Six-Months Ended March 31, 2008	Year Ended September 30, 2007
Shares sold	$ 8,320,939	$15,024,196
Shares issued in reinvestment of dividends	626,102	1,630,009
Total shares issued	8,947,041	16,654,205
Shares redeemed	(10,741,674)	(17,640,395)
Net decrease	$(1,794,633)	$ (986,190)

6. Line of Credit. The Fund has a $12 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 0.5% (effective rate of 4.50% at March 31, 2008). The line of credit contains loan covenants with respect to certain financial ratios and operating matters. The Fund was in compliance with these covenants as of September 30, 2007 and 2006. During the six-months ended March 31, 2008, the Fund drew $18,000 with interest paid on the draw of $10. The Fund had repaid in full its line of credit as of March 31, 2008.

7. New Accounting Pronouncement. In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. Management has determined there is no material impact on the financial statements of the Fund in applying the various provisions of FIN 48.

On September 15, 2006, the Financial Accounting Standards Board issued Standard No. 157, "Fair Value

Notes to Financial Statements (concluded)

Measurements" ("FAS 157"). FAS 157 addresses how companies should measure fair value when specified assets and liabilities are measured at fair value for either recognition or disclosure purposes under generally accepted accounting principles (GAAP). FAS 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At this time, management believes the adoption of FAS 157 will have no material impact on the financial statements of the Fund.

Fund Expenses (unaudited).

Example: This Example is intended to help you understand your costs (in dollars) of investing in the Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 3 and 4 above for an explanation of the types of costs charged by the Fund.

This Example is based on an investment of $1,000 invested on October 1, 2007 and held for the six-months ended March 31, 2008.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Government Money Market	1.83%	$1,000.00	$1,018.32	0.63%	$3.19

[1]For the six-months ended March 31, 2008.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

Hypothetical Example for Comparison Purposes

The table on the next page titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Government Money Market	5.00%	$1,000.00	$1,025.26	0.63%	$3.20

[1]For the six months ended March 31, 2008.
[2]Expenses (net of voluntary waiver) are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Fund only invests in non-voting securities. Nevertheless, the Fund adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolio. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Fund's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Fund will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Fund files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the Commission's website. The Fund's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Fund are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

The Madison Mosaic Family of Mutual Funds

Equity Trust
Investors Fund
Balanced Fund
Mid-Cap Fund
Disciplined Equity Fund
Madison Institutional Equity Option Fund

Income Trust
Government Fund
Core Bond Fund
Institutional Bond Fund
Madison Corporate Income Shares Fund

Tax-Free Trust
Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT

Madison Mosaic Funds®
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3063

SEC File Number 811-2910